UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CENOVUS ENERGY INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

December 31, 2018**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The date of the event which initially required the filing of a Statement by the Reporting Person with respect to the Issuer was December 31, 2018, however, the information with respect to the Reporting Person's number of shares beneficially owned of the Issuer and the percent of the class of the Issuer's shares beneficially owned by the Reporting Person, as set forth in this Statement, is as of December 31, 2020.

CUSIP No. 15135U109

1.	Names of Reporting Persons. Harris Associates L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 97,608,882
	6.	Shared Voting Power
	7.	Sole Dispositive Power 98,287,307
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,287,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 15135U109

1.	Names of Reporting Persons. Harris Associates Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization US
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 97,608,882
	6.	Shared Voting Power
	7.	Sole Dispositive Power 98,287,307
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,287,307
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

CENOVUS ENERGY INC

(b)	Address of Issuer's Principal Executive Offices

4100, 225 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2

Item 2.

(a)	Name of Person Filing

Harris Associates L.P. ("Harris")
Harris Associates Inc. ("General Partner")

(b)	Address of Principal Business Office or, if none, Residence

111 South Wacker Drive Suite 4600, Chicago, Illinois 60606

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number

15135U109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)		A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)		A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)		An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)		An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	X	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)		A group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a)	Amount beneficially owned:

By reason of advisory and other relationships with the person who owns the Shares, Harris may be deemed to be the beneficial owner of the shares specified in Item 9 on the cover page(s) hereto. Harris has been granted the power to vote Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(b)	Percent of class:

See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on the cover page(s) hereto.

Item 5. Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

The Common Shares reported herein has been acquired on behalf of advisory clients of Harris Associates L.P., including the Harris Associates Investment Trust (the "Trust"). The Oakmark International Fund, as a series of the Trust, owns 71,454,041 shares of Common Shares indicated as "sole power to dispose or to direct the disposition of". Persons other than Harris are entitled to receive all dividends from, and proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9. Notice of Dissolution of Group

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 10. Certifications

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: 2021-02-16

Harris Associates L.P.

By:	Harris Associates L.P.,

By:	/s/Rana J. Wright
Name:	Rana J. Wright
Title:	General Counsel **Harris Associates Inc., for itself and as a General Partner of Harris Associates L.P.